                                                         ---------------------
                                                         OBM APPROVAL
                                                         ---------------------
                                                         OBM Number: 3235-0145
                               UNITED STATES             Expires: December 31,
                     SECURITIES AND EXCHANGE COMMISSION  2005
                            Washington, D.C. 20549       Estimated average
                                                         burden hours per
                                                         response.... 11
                                                         ---------------------

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*
                                          ---------

                 TRADER CLASSIFIED MEDIA N.V. (THE "COMPANY")
           --------------------------------------------------------
                                (Name of Issuer)

                CLASS A COMMON SHARES, EURO 0.16 NOMINAL VALUE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   N87812108
           --------------------------------------------------------
                                 (CUSIP Number)


                                   Copies to:


Arnaud Descleves                                           George Pinkham
General Counsel                                            SJ Berwin
Wendel Investissement                                      64 Ave Kleber
89 rue Taitbout                                            75116 Paris, France
75009 Paris, France                                        331-44-34-63-21
331-42-85-30-00

           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              NOVEMBER 29, 2002
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  N87812108               13D                  Page 2 of 14 Pages



-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Wendel Investissement
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS

     WC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       / /
     ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     FRANCE
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY                     12,294,184
 OWNED BY                    --------------------------------------------------
 EACH REPORTINg               (8) SHARED VOTING POWER
 PERSON WITH                      15,037,881
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  12,294,184
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  15,037,881
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,332,065
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.95%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

     HC, CO

-------------------------------------------------------------------------------

CUSIP No.  N87812108               13D                  Page 3 of 14 Pages


                      AMENDMENT NO. 1 TO SCHEDULE 13D


ITEM 1 - SECURITY AND ISSUER

     Item 1 is hereby amended by replacing all references to "Trader.com N.V." with "the Company."

ITEM 2 - IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated to read the following:

     This statement on Schedule 13D is being filed by Wendel (as successor to Compagnie Generale d'Industrie et de Participations), a societe anonyme organized under the Laws of France with its principal executive offices and principal business address at 89, rue Taitbout, 75009 Paris, France ("WENDEL").

     Wendel holds investments in companies engaged in, among other things, IT services and consulting (Cap Gemini), Automotive equipment (Valeo), certification and quality control (Bureau Veritas), abrasive pellets (Wheelabrator Allevard), medical diagnostics and gene therapy (BioMerieux Alliance) and Energy and Real Estate (Orange Nassau). The name, business address, present principal occupation and citizenship of each executive officer and director of Wendel are set forth on Appendix A hereto.

     Wendel holds its Class A common shares, Euro 0.16 nominal value, in the Company (the "CLASS A SHARES") and its Class B common shares, Euro 1.92 nominal value, in the Company (the "CLASS B SHARES") through Oranje Nassau Participaties B.V., a company organized under the Laws of the Netherlands with its principal executive offices and principal business address at Hoogoorddreef 7, BP 22885, 1100 DJ Amsterdam, The Netherlands ("ORANJE NASSAU"). Oranje Nassau is a wholly-owned subsidiary of Oranje Nassau Groep B.V. which is a wholly owned subsidiary of Wendel.

     Shares of Wendel representing a 33.78% interest are held by Wendel Participations, a societe en nom collectif organized under the Laws of France, which has its principal executive offices and principal business address at 89, rue Taitbout, 75009 Paris, France ("WENDEL PARTICIPATIONS"). The remaining shares of Wendel are held by the public. Wendel Participations, has as its sole investment, its interest in Wendel. The name, business address, present principal occupation and citizenship of each executive officer and director of Wendel Participations are set forth in Appendix B hereto.

     Shares of Wendel Participations representing a majority of the voting share capital (86.50%) are held by Societe Lorraine de Participations Siderurgiques, a societe anonyme organized under the Laws of France, which has its principal executive offices and principal business address at 89, rue Taitbout, 75009 Paris, France ("SLPS"). SLPS also holds an investment and services company. No person or group of persons owns or controls a majority of the voting share capital of SLPS. The name, business address, present principal occupations of executive officers and directors of SLPS are set forth in Appendix C hereto.

     During the last five years neither Wendel, Wendel Participations nor SLPS and to the best knowledge of Wendel, none of the executive officers or directors of Wendel, Wendel Participations or SLPS have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he is or was subject to a judgement, decree or final order enjoining

CUSIP No.  N87812108               13D                  Page 4 of 14 Pages

future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4 - PURPOSE OF TRANSACTION

     Item 4 is hereby amended and restated to read the following:

     Wendel originally acquired the Class A Shares as an investment.

     Wendel's investment in the Company is subject to the provisions of the Shareholders' Agreement dated as of March 16, 2000 between the Company, Wendel, Trief Corporation, a societe anonyme organized under the Laws of France and a subsidiary of Wendel ("TRIEF"), Figema, a societe anonyme organized under the Laws of France and a subsidiary of Wendel ("FIGEMA"), John H. MacBain ("MR. MACBAIN"), Eric Teyssonniere de Gramont ("MR. TEYSSONNIERE"), Louise T. Blouin MacBain ("LTBM") and Floscule B.V., a Netherlands corporation and an entity controlled by Mr. MacBain, Mr. Teyssonniere and LTBM ("HOLDCO")(the "SHAREHOLDERS' AGREEMENT"), the Registration Rights Agreement dated as of February 18, 2000 between the Company, Wendel, Trief, Figema, Oranje Nassau and Holdco (the "REGISTRATION RIGHTS AGREEMENT") and the Articles of Association of the Company (the "ARTICLES"). See Item 6. Wendel may, subject to the Shareholders' Agreement, the Registration Rights Agreement and the Articles, as well as applicable securities laws, market conditions and its assessment of the business prospects of the Company, acquire additional shares of the Company from time to time through open market purchases or otherwise, as it determines in its sole discretion.

     Wendel is continuously evaluating the business and business prospects of the Company, and its present and future interests in and intentions with respect to the Company, and at any time may decide to either acquire additional shares of the Company or dispose of any or all of the shares of the Company currently owned by it.

     On November 29, 2002, as set forth in Item 6, Mr. MacBain, Mr. MacBain's trust, LTBM, LTBM's trust and, indirectly, Mr. Teyssonniere entered into or caused holding companies to enter into an equity swap arrangement that, in effect, sold certain shares of LTBM's trust to a buying financial institution and provided a loan to Mr. MacBain and Mr. Teyssonniere secured by shares of the Company.

     Wendel, Mr. MacBain and Mr. MacBain's trust also caused holding companies to enter into agreements to support the equity swap arrangement. Pursuant to these agreements, (i) Wendel agreed to allow the buying financial institution under the equity swap arrangement to put 11,000,000 shares of the Company to Wendel in June 2005 at Euro 3.90 plus interest and fees, and (ii) Mr. MacBain's trust and, indirectly, Mr. Teyssonniere granted Wendel the right to acquire 2,750,000 shares of the Company in two separate call agreements.

     Wendel, Mr. MacBain and Mr. MacBain's trust also entered into the Wendel Transaction Agreement on November 29, 2002 (the "WENDEL TRANSACTION AGREEMENT"), pursuant to which Wendel obtained from Mr. MacBain and Mr. MacBain's trust, among other things, rights of first refusal on certain transactions involving shares of the Company.

     Wendel entered into the equity swap arrangement and the Wendel Transaction Agreement solely for purposes of investment.

CUSIP No.  N87812108               13D                  Page 5 of 14 Pages

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

(a) As of November 29, 2002, Wendel, either directly or indirectly through its ownership interest in Oranje Nassau may be deemed to be the beneficial owner of the following Class A Shares:


------------------------------------------------------------------------------------------- ---------------------------
Class A Shares held by Oranje Nassau beneficially owned by Wendel                                         12,294,184
------------------------------------------------------------------------------------------- ---------------------------
------------------------------------------------------------------------------------------- ---------------------------

TOTAL CLASS A SHARES DEEMED BENEFICIALLY OWNED BY WENDEL                                                  12,294,184
------------------------------------------------------------------------------------------- ---------------------------

     Wendel may also be deemed the beneficial owner of the following Class B Shares (which hold 12 votes per share, but are convertible into an equal number of Class A Shares at any time and, upon conversion into Class A Shares, hold 1 vote per share):


------------------------------------------------------------------------------------------- ---------------------------
Class B Shares held by Oranje Nassau beneficially owned by Wendel                                         15,037,881
------------------------------------------------------------------------------------------- ---------------------------
TOTAL CLASS B SHARES DEEMED BENEFICIALLY OWNED BY WENDEL                                                  15,037,881
------------------------------------------------------------------------------------------- ---------------------------

     As a result of the foregoing, Wendel may be deemed to beneficially own 27,332,065 shares of the Company, which aggregate to 29.95% of the Class A Shares.

     The foregoing percentage is calculated based on a numerator of (a) 27,332,065 Class A Shares deemed beneficially owned by Wendel (assuming the conversion of all of the Class B Shares deemed beneficially owned by it) and a denominator of (b) 91,244,503 Class A Shares (assuming the conversion of all of the Class B Shares outstanding) reported to be outstanding as of December 31, 2001 in the Company's Form 20-F filed on April 19, 2002.

     Wendel expressly disclaims membership in a group with Holdco, Mr. MacBain, Mr. Teyssonniere or LTBM and expressly disclaims beneficial ownership of all shares held directly or indirectly by Holdco, Mr. MacBain, Mr. Teyssonniere, LTBM or by entities affiliated with them.

(b) As of November 29, 2002, Wendel's voting and dispositive power over the Class A Shares is as follows:

SOLE VOTING POWER - Wendel has sole power to vote or to direct the vote of 12,294,184 Class A Shares.

SHARED VOTING POWER - Wendel has shared power to vote or to direct the vote of 15,037,881 Class A Shares (assuming the conversion of all of the Class B Shares). The 15,037,881 Class A Shares are subject to the provisions of the Shareholders' Agreement. See Item 6.

SOLE DISPOSITIVE POWER - Wendel has sole power to dispose or to direct the disposition of 12,294,184 Class A Shares.

SHARED DISPOSITIVE POWER - Wendel has shared power to dispose or to direct the disposition of 15,037,881 Class A Shares (assuming the conversion of all of the Class B Shares). The 15,037,881 Class A Shares are subject to the provisions of the Shareholders' Agreement. See Item 6.

CUSIP No.  N87812108               13D                  Page 6 of 14 Pages

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended to add, by incorporating by reference, the contract and arrangement descriptions that appear under the headings "WENDEL TRANSACTION AGREEMENT," "CAL FP SWAP ARRANGEMENT," "WENDEL/TRIEF/TEWINA PUT AND CALL ARRANGEMENT" and all subheadings thereunder appearing in Item 6 of Amendment No. 4 to Mr. MacBain's Schedule 13D for holdings in the Company, filed with the United States Securities and Exchange Commission (the "SEC") on December 5, 2002.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended to add:


------------------------------------------------------------------------------------------------ ---------------------
                                          Description                                                  Exhibit
------------------------------------------------------------------------------------------------ ---------------------

Wendel Transaction Agreement dated November 29, 2002 by and among Wendel Investissement, John            D(1)
H. MacBain and Codan Trust Company Limited, as trustees of The JACTMAC Media Trust
------------------------------------------------------------------------------------------------ ---------------------
Share Purchase Agreement (LTBM) dated November 29, 2002 between Floscule B.V. and Credit                 E(2)
Agricole Lazard Financial Products Bank
------------------------------------------------------------------------------------------------ ---------------------
Share Purchase Agreement (Mr. MacBain/Mr. Teyssonniere) dated November 29, 2002 between                  F(3)
Floscule B.V. and Credit Agricole Lazard Financial Products Bank
------------------------------------------------------------------------------------------------ ---------------------
ISDA(R) International Swaps & Derivatives Association, Inc. Master Agreement dated November              G(4)
29, 2002 between Credit Agricole Lazard Financial Products Bank and Floscule B.V.
------------------------------------------------------------------------------------------------ ---------------------
Schedule to the Master Agreement dated November 29, 2002 between Credit Agricole Lazard                  H(5)
Financial Products Bank and Floscule B.V.
------------------------------------------------------------------------------------------------ ---------------------
Equity Swap Transaction Confirmation dated November 29, 2002 from Credit                                 I(6)
Agricole Lazard Financial Products Bank addressed to and confirmed by
Floscule B.V.
------------------------------------------------------------------------------------------------ ---------------------
Call Option Agreement dated November 30, 2002, with effect as of November 29, 2002, between              J(7)
Trief Corporation S.A. and Beheer-en Beleggingsmaatschappij Tewina B.V.
------------------------------------------------------------------------------------------------ ---------------------
(Blouin) Call Option Agreement dated November 30, 2002, with effect as of November 29, 2002,             K(8)
between Trief Corporation S.A. and Beheer-en Beleggingsmaatschappij Tewina B.V.
------------------------------------------------------------------------------------------------ ---------------------
Put Option Agreement dated November 30, 2002, with effect as of November 29,                             L(9)
2002, between Wendel Investissement and Beheer-en Beleggingsmaatschappij
Tewina B.V.
------------------------------------------------------------------------------------------------ ---------------------
Deed of Guarantee dated November 30, 2002, with effect as of November 29, 2002, between Banita          M(10)
S.A. and Trief Corporation S.A.
------------------------------------------------------------------------------------------------ ---------------------
Deed of Assignment dated November 29, 2002 between Beheer-en Beleggingsmaatschappij Tewina              O(11)
B.V. and Credit Agricole Lazard Financial Products Bank
------------------------------------------------------------------------------------------------ ---------------------
Deed of Guarantee dated November 29, 2002 between Beheer-en Beleggingsmaatschappij Tewina B.V.          P(12)
and Credit Agricole Lazard Financial Products Bank
------------------------------------------------------------------------------------------------ ---------------------
Letter dated November 29, 2002 to Wendel Investissement and Trief Corporation S.A. from Credit          Q(13)
Agricole Lazard Financial Products Bank
------------------------------------------------------------------------------------------------ ---------------------

CUSIP No.  N87812108               13D                  Page 7 of 14 Pages



------------------------------------------------------------------------------------------------ ---------------------
                                          Description                                                  Exhibit
------------------------------------------------------------------------------------------------ ---------------------
Deed of Pledge dated December 2, 2002 between Credit Agricole Lazard Financial Products Bank,           R(14)
Floscule B.V. and Trader Classified Media N.V.
------------------------------------------------------------------------------------------------ ---------------------
Deed of Pledge dated November 29, 2002, between Trief Corporation S.A., Banita S.A. and Trader          S(15)
Classified Media N.V.
------------------------------------------------------------------------------------------------ ---------------------

(1) Incorporated by reference to Exhibit 6.A to Amendment No. 4 to Mr. MacBain's Schedule 13D for holdings in the Company, filed with the SEC on December 5, 2002.

(2) Incorporated by reference to Exhibit 7.A to Amendment No. 4 to Mr. MacBain's Schedule 13D for holdings in the Company, filed with the SEC on December 5, 2002.

(3) Incorporated by reference to Exhibit 8.A to Amendment No. 4 to Mr. MacBain's Schedule 13D for holdings in the Company, filed with the SEC on December 5, 2002.

(4) Incorporated by reference to Exhibit 9.A to Amendment No. 4 to Mr. MacBain's Schedule 13D for holdings in the Company, filed with the SEC on December 5, 2002.

(5) Incorporated by reference to Exhibit 10.A to Amendment No. 4 to Mr. MacBain's Schedule 13D for holdings in the Company, filed with the SEC on December 5, 2002.

(6) Incorporated by reference to Exhibit 11.A to Amendment No. 4 to Mr. MacBain's Schedule 13D for holdings in the Company, filed with the SEC on December 5, 2002.

(7) Incorporated by reference to Exhibit 12.A to Amendment No. 4 to Mr. MacBain's Schedule 13D for holdings in the Company, filed with the SEC on December 5, 2002.

(8) Incorporated by reference to Exhibit 13.A to Amendment No. 4 to Mr. MacBain's Schedule 13D for holdings in the Company, filed with the SEC on December 5, 2002.

(9) Incorporated by reference to Exhibit 14.A to Amendment No. 4 to Mr. MacBain's Schedule 13D for holdings in the Company, filed with the SEC on December 5, 2002.

(10) Incorporated by reference to Exhibit 15.A to Amendment No. 4 to Mr. MacBain's Schedule 13D for holdings in the Company, filed with the SEC on December 5, 2002.

(11) Incorporated by reference to Exhibit 16.A to Amendment No. 4 to Mr. MacBain's Schedule 13D for holdings in the Company, filed with the SEC on December 5, 2002.

(12) Incorporated by reference to Exhibit 17.A to Amendment No. 4 to Mr. MacBain's Schedule 13D for holdings in the Company, filed with the SEC on December 5, 2002.

(13) Incorporated by reference to Exhibit 18.A to Amendment No. 4 to Mr. MacBain's Schedule 13D for holdings in the Company, filed with the SEC on December 5, 2002.

(14) Incorporated by reference to Exhibit 19.A to Amendment No. 4 to Mr. MacBain's Schedule 13D for holdings in the Company, filed with the SEC on December 5, 2002.

CUSIP No.  N87812108               13D                  Page 8 of 14 Pages

(15) Incorporated by reference to Exhibit 20.A to Amendment No. 4 to Mr. MacBain's Schedule 13D for holdings in the Company, filed with the SEC on December 5, 2002.

CUSIP No.  N87812108               13D                  Page 9 of 14 Pages


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20th, 2002


                                     WENDEL INVESTISSEMENT


                                     By: /S/ Ernest-Antoine Seilliere
                                        -----------------------------
                                     Name: Ernest-Antoine Seilliere
                                     Time: President

CUSIP No.  N87812108               13D                  Page 10 of 14 Pages



                                   APPENDIX A

                       Executive Officers and Directors
                           of WENDEL INVESTISSEMENT

The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of WENDEL INVESTISSEMENT and the name, principal business and address of any corporation or organisation in which such employment is conducted. Unless otherwise indicated, each of the following persons is a French citizen.


    ---------------------------------------------- ------------------------------------- ----------------------
    OFFICERS                                       BUSINESS ADDRESS                      POSITION
    ---------------------------------------------- ------------------------------------- ----------------------

    Ernest-Antoine Seilliere de Laborde            Wendel Investissement                 President
                                                   89, rue Taitbout
                                                   75009 Paris, France
    ---------------------------------------------- ------------------------------------- ----------------------
    Jean-Bernard Lafonta                           Wendel Investissement                 Chief Executive
                                                   89, rue Taitbout                      Officer
                                                   75009 Paris, France
    ---------------------------------------------- ------------------------------------- ----------------------


    ---------------------------------------------- ------------------------------------- ----------------------
    DIRECTORS                                      BUSINESS ADDRESS                      OCCUPATION
    ------------------------------------------------------------------------------------ ----------------------
    Jean-Pierre Berghmans                          LHOIST Group                          President
    Citizen of Belgium                             Saint-Jean des Bois
                                                   B. 1342 Limelette, Belgium
    -----------------------------------------------------------------------------------------------------------
    Didier Cherpitel                               International Federation of Red       President
                                                   Cross and Red Crescent Societies
                                                   17, Chemin des Crets
                                                   CH - 1209 Petit-Saconnex,
                                                   Switzerland
    -----------------------------------------------------------------------------------------------------------
    Jean-Marc Janodet                              Wendel Investissement                 Director
                                                   89, rue Taitbout
                                                   75009 Paris, France
    -----------------------------------------------------------------------------------------------------------
    Alain Merieux                                  BioMerieux SA                         President
                                                   Chemin de l'Orne
                                                   69280 Marcy l'Etoile, France
    -----------------------------------------------------------------------------------------------------------
    Henri de Mitry                                 FINANCIERE FRANCO NEERLANDAISE        President
                                                   89, rue Taitbout
                                                   75009 Paris, France
    -----------------------------------------------------------------------------------------------------------
    Louis-Amedee de Moustier                       IFABANQUE                             President
                                                   39 avenue Pierre 1er de Serbie
                                                   75008 Paris, France
    -----------------------------------------------------------------------------------------------------------
    Didier Pineau-Valencienne                      SCHNEIDER Electric                    President
                                                   64 rue de Miromesnil
                                                   75008 Paris, France
    -----------------------------------------------------------------------------------------------------------
    Societe Lorraine de Participations             89, rue Taitbout
    Siderurgiques                                  75009 Paris, France

CUSIP No.  N87812108               13D                  Page 11 of 14 Pages



    ----------------------------------------------------------------------------------------------------------
    Representative :
    Hubert Leclerc de Hauteclocque
    ----------------------------------------------------------------------------------------------------------
    Guy de Wouters                                 ALPHA DEVELOPPEMENT FINANCE           President
                                                   89, rue Taitbout
                                                   75009 Paris, France
    -----------------------------------------------------------------------------------------------------------

CUSIP No.  N87812108               13D                  Page 12 of 14 Pages


                                 APPENDIX B


                      Executive Officers and Directors
                          of WENDEL-PARTICIPATIONS

The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of WENDEL-PARTICIPATIONS and the name, principal business and address of any corporation or organisation in which such employment is conducted. Unless otherwise indicated, each of the following persons is a French citizen.



   -----------------------------------------------------------------------------------------------------------
                      OFFICERS                          BUSINESS ADDRESS                 POSITION
   -----------------------------------------------------------------------------------------------------------
   Societe Lorraine de Participations              89, rue Taitbout                      President
   Siderurgiques (with Hubert Leclerc de           75009 Paris, France
   Hauteclocque as its Representative)
   -----------------------------------------------------------------------------------------------------------

CUSIP No.  N87812108               13D                  Page 13 of 14 Pages


                                  APPENDIX C

                      Executive Officers and Directors of
               SOCIETE LORRAINE DE PARTICIPATIONS SIDERURGIQUES

The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of SOCIETE LORRAINE DE PARTICIPATIONS SIDERURGIQUES and the name, principal business and address of any corporation or organisation in which such employment is conducted. Unless otherwise indicated, each of the following persons is a French citizen.



    -----------------------------------------------------------------------------------------------------------
    OFFICERS                                       BUSINESS ADDRESS                      POSITION
    ------------------------------------------------------------------------------------------------------------
    Hubert Leclerc de Hauteclocque                 89, rue Taitbout                      President
                                                   75009 Paris, France
   -----------------------------------------------------------------------------------------------------------



   -----------------------------------------------------------------------------------------------------------
   DIRECTORS                                       BUSINESS ADDRESS                      OCCUPATION
   -----------------------------------------------------------------------------------------------------------
   Christian de Bartillat                          89, rue Taitbout                      Manager
                                                   75009 Paris, France
   ------------------------------------------------------------------------------------------------------------
   Philippe de Cabrol                              89, rue Taitbout                      President
                                                   75009 Paris, France
   ------------------------------------------------------------------------------------------------------------
   Claude Guillet de Chatellus                     Personal address:                     Director
                                                   44, rue des Ursulines
                                                   78100 Saint Germain en Laye, France
   ------------------------------------------------------------------------------------------------------------
   Edouard de L'Espee                              Personal address:                     Director
                                                   4, route de Veigy
                                                   1246 Corsier, Switzerland
   ------------------------------------------------------------------------------------------------------------
   Jean-Ghislain de Grimouard                      Personal address:                     Director
                                                   107, rue de la Pompe
                                                   75116 Paris, France
   ------------------------------------------------------------------------------------------------------------
   Henri de Mitry                                  FINANCIERE FRANCO NEERLANDAISE        President
                                                   89, rue Taitbout
                                                   75009 Paris, France
   ------------------------------------------------------------------------------------------------------------
   Francois de Barthes de Montfort                 CAMINO COMMUNICATION                  Manager
                                                   11, rue du Petit Thouars
                                                   49000 Angers, France
   ------------------------------------------------------------------------------------------------------------

CUSIP No.  N87812108               13D                  Page 14 of 14 Pages



   ------------------------------------------------------------------------------------------------------------
   DIRECTORS                                       BUSINESS ADDRESS                      OCCUPATION
   ------------------------------------------------------------------------------------------------------------
   ------------------------------------------------------------------------------------------------------------
   Louis-Amedee de Moustier                        IFABANQUE                             President
                                                   39 avenue Pierre 1er de Serbie
                                                   75008 Paris, France
   ------------------------------------------------------------------------------------------------------------
   Priscilla de Moustier                           Personal address:                     Director
                                                   94, rue du Bac
                                                   75007 Paris, France
   ------------------------------------------------------------------------------------------------------------
   Florence Francois-Poncet                        Personal address:                     Director
                                                   Avenue Louis Lepoutre, 83
                                                   1050 Bruxelles
                                                   Belgium
   ------------------------------------------------------------------------------------------------------------